Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Production Release for the 4th Quarter and Full Year ended 31st March 2022

New Delhi, 4th April 2022:

Aluminium:

	4Q			3Q		Full Year
Particulars (In ‘000 tonnes, or as stated)	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Alumina- Lanjigarh	503	496	1%	472	7%	1,968	1,841	7%
Total Aluminium Production	572	531	8%	578	(1%)	2,268	1,969	15%
Jharsuguda	428	387	11%	431	(1%)	1,687	1,400	20%
BALCO	144	144	—	147	(2%)	582	570	2%

◾	4QFY22:

o	Alumina production at Lanjigarh refinery increased by 7%QoQ and 1%YoY to 503,000 tonnes.

o	The cast metal aluminium production at our smelters was marginally lower on QoQ basis due to lower operating days, however, it increased 8%YoY to 572,000 tonnes.

◾	FY22:

o	Achieved highest ever Alumina production of 1,968,000 tonnes with a 7%YoY increase.

o	Aluminium production also touched record high of 2,268,000 tonnes with a 15%YoY increase; driven by production ramp up activities and operational efficiencies.

Zinc India:

Particulars (In ‘000 tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Mined Metal Content	295	288	3%	252	17%	1017	972	5%
Integrated saleable Metal	260	256	2%	261	—	967	930	4%
- Refined Zinc Integrated	211	195	8%	214	(1%)	776	715	8%
- Refined Lead Integrated	49	61	(19%)	47	5%	191	214	(11%)
Silver Integrated (in tonnes)	162	203	(20%)	173	(6%)	647	706	(8%)
Silver Integrated (in mn ounces)	5.2	6.5	(20%)	5.5	(6%)	20.8	22.7	(8%)

◾	4QFY22:

o

Achieved highest ever quarterly Mined metal production of 295,000 tonnes since underground transition. This translates into 17%QoQ and 3%YoY growth; supported by higher Ore production and better mining grades.

o

Integrated metal production was up 2%YoY to 260,000 tonnes. Integrated zinc production increased 8%YoY to 211,000 tonnes. Integrated Lead production decreased 19%YoY to 49,000 tonnes as Pyro plant (at CLZS) operations was changed from Lead mode to Zinc-Lead mode. Integrated saleable silver production, in line with lower Lead production, decreased 6%QoQ and 20%YoY to 162 tonnes.

◾	FY22:

o	Achieved best-ever Mined metal production, crossed 1 million mark to reach at 1,017,000 tonnes in FY22. This translated into 5%YoY growth; supported by higher ore production across the mines.

o

Integrated metal production was also highest ever at 967,000 tonnes with 4%YoY growth; supported by better plant and concentrate availability. Lead production was lower on account of changing mode of Pyro plant (at CLZS) operations from Lead mode to Zinc-Lead mode. Silver production decreased 8%YoY to 647 tonnes in line with Lead metal production and reduction of silver WIP.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 6

Production Release for the 4th Quarter and Full Year ended 31st March 2022

Zinc International:

Particulars (In ‘000 tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Total Mined Metal	55	55	(1%)	52	5%	223	203	10%
Mined Metal Content – Gamsberg	45	41	9%	41	9%	170	145	18%
Mined Metal Content – BMM*	10	14	(29%)	11	(11%)	52	58	(9%)
Zinc refined – Skorpion	—	—	—	—	—	—	1	—

*BMM – Black Mountain mine

◾	4QFY22:

o	Overall production increased 5%QoQ to 55,000 tonnes with ramp-up at Gamsberg.

o	Gamsberg registered 9%QoQ and 9%YoY production growth to achieve quarterly production of 45,000 tonnes; supported by higher throughput and ore grade.

o

Black Mountain mine production was down by 11%QoQ due to lower grade and recovery of Zinc offset by better grades and recovery of Lead. On YoY basis, it was lower by 29% at 10,000 tonnes with lower grade and recovery of Zinc; partly offset by higher Lead grade.

o	Skorpion mine remained under care and maintenance during the quarter.

◾	FY22:

o	Overall production was higher by 10%YoY to 223,000 tonnes with ramp-up at Gamsberg.

o

Gamsberg achieved highest ever annual production of 170,000 tonnes. This translates into an 18%YoY growth. Most of the bottleneck issues related to mill stability, reliability and recovery have been addressed with addition of filter press and rougher cells. During Mar’22, about 81% recovery was achieved with a 600t-650t/day production.

o	Black Mountain mine production was lower by 9% to 52,000 tonnes due to lower ore grades and lower Zinc recoveries, which was partly offset by higher mine production, throughput and Lead recoveries.

o	Skorpion production was NIL in FY22 as mine remained under care and maintenance.

Oil & Gas:

	4Q			3Q		Full Year
Particulars	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Average daily gross operated production (boepd)	153,840	165,000	(7%)	159,230	(3%)	160,851	162,104	(1%)
Rajasthan	132,443	138,057	(4%)	136,795	(3%)	137,723	132,599	4%
Ravva	13,248	16,258	(19%)	14,457	(8%)	14,166	19,177	(26%)
Cambay	8,065	10,685	(25%)	7,906	2%	8,923	10,329	(14%)
OALP	84	—	100%	73	14%	39	—	100%
Average daily working interest production (boepd)	99,513	105,123	(5%)	102,795	(3%)	103,737	101,706	2%
Rajasthan	92,710	96,640	(4%)	95,756	(3%)	96,406	92,819	4%
Ravva	2,981	3,658	(19%)	3,253	(8%)	3,187	4,315	(26%)
Cambay	3,226	4,274	(25%)	3,162	2%	3,569	4,131	(14%)
KG-ONN 2003/1	513	552	(7%)	550	(7%)	535	441	21%
OALP	84	—	100%	73	14%	39	—	100%
Total Oil & Gas (Million boe)
Oil and Gas – Gross	13.8	14.8	(7%)	14.6	(5%)	58.7	59.2	(1%)
Oil and Gas – Working Interest	9.0	9.5	(5%)	9.5	(5%)	37.9	37.1	2%

boepd: barrels of oil equivalent per day

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 6

Production Release for the 4th Quarter and Full Year ended 31st March 2022

◾	4QFY22:

o	Average gross operated production was 153,840 boepd.

o

Rajasthan block’s average gross production was lower by 3%QoQ and 4%YoY to 132,443 boepd, mainly due to natural decline. The natural decline in the MBA fields has been partially offset by the continued gains realized from polymer injection in Bhagyam & Aishwariya fields and new infill wells brought online in Mangala, NI and ABH fields. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 114,963 boepd, 17,327 boepd and 153 boepd; respectively.

o

Gas production from Raageshwari Deep Gas (RDG) averaged 144.5 million standard cubic feet per day (mmscfd) (equivalent to 24.1 kboepd); Gas sales post captive consumption at 119.6 mmscfd (equivalent 19.9 kboepd).

o	Ravva block’s average production was lower by 8%QoQ and 19%YoY to 13,248 boepd, mainly due to natural decline. Previous year production included gains from infill drilling campaign.

o	Cambay block’s average production was higher by 2%QoQ to 8,065 boepd.

◾	FY22:

o

Average gross operated production was marginally lower by 1%YoY at 160,851 boepd. Rajasthan block’s average gross production was up 4%YoY to 137,723 boepd as the natural field decline has been offset by ramp-up of gas production, infill wells in Mangala field and impact of polymer injection in Bhagyam and Aishwariya fields. Combined production from the offshore assets declined 22%YoY to 23,089 boepd with natural field decline.

Iron ore:

Particulars (In Dry metric tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Sales (mn tonnes)	2.3	2.2	4%	1.5	47%	6.8	6.5	4%
Goa	0.5	0.8	(31%)	0.1	397%	1.1	2.1	(50%)
Karnataka	1.7	1.4	22%	1.5	18%	5.7	4.4	30%
Production of Saleable Ore (mn tonnes)	1.4	1.2	18%	1.2	14%	5.4	5.0	8%
Goa		—		—		—	—
Karnataka	1.4	1.2	18%	1.2	14%	5.4	5.0	8%
Production of Pig Iron (‘000 tonnes)	178	156	14%	202	(12%)	790	596	33%

◾	4QFY22:

o

Goa Iron Ore - there was no production as mining remain suspended pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018. We continue to engage with the Government for resumption of mining operations.

o	Karnataka Iron Ore - saleable ore production was higher by 14%QoQ and 18%YoY to 1.4 million tonnes; led by operational efficiencies.

o

Pig Iron production was lower by 12% on QoQ basis to 1,78,000 tonnes, amidst unplanned shutdown at one of the blast furnaces in the current quarter. However, it was higher by 14% on YoY basis as last year corresponding quarter was impacted due to shutdown at one of the furnaces for relining activities.

◾	FY22:

o	Karnataka Iron ore production increased 8%YoY to 5.4 million tonnes. FY21 production was impacted by nationwide COVID-19 lockdowns.

o	Pig Iron production increased 33%YoY to 790,000 tonnes; supported by better furnace operations efficiency post shutdown in FY21. FY21 production was impacted by nationwide COVID-19 lockdowns.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 6

Production Release for the 4th Quarter and Full Year ended 31st March 2022

Steel:

Particulars (In ‘000 tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Finished Production	328	319	3%	350	(6%)	1260	1187	6%
Pig Iron	48	48	—	48	(1%)	186	189	(2%)
Billet Production	241	232	4%	261	(8%)	932	882	6%
Billet Consumption (inter category adjustment)	(255)	(220)	16%	(240)	6%	(840)	(716)	17%
TMT Bar	130	118	10%	114	15%	399	338	18%
Wire Rod	118	97	22%	120	(1%)	421	361	17%
Ductile Iron Pipes	45	44	1%	48	(6%)	164	135	22%

◾	4QFY22:

o

Total saleable production increased 3% YoY to 327,581 tonnes, mainly due to increased hot metal production as gunning was taken in 3QFY22. On QoQ basis, the production decreased by 7% owning to decrease in hot metal production amidst hanging issues at one of the blast furnaces.

◾	FY22:

o	Total saleable production increased 6%YoY to 1,260,173 tonnes with increased hot metal production post repair and maintenance activities in 2QFY22; FY21 production was impacted by COVID-19 lockdowns.

FACOR:

Particulars (In ‘000 tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Ore Production	43.4	55.5	(22%)	59.5	(27%)	249.9	147.4	70%
Ferro Chrome Production	17.7	18.5	(4%)	20.1	(12%)	75.3	68.3	10%

◾	4QFY22:

o	Ore production was lower by 27%QoQ and 22%YoY in line with current statutory limits.

o	Ferro Chrome production was lower by 12%QoQ and 4%YoY due to maintenance shutdown in the Charge Chrome plant.

◾	FY22:

o	Ore production increased 70%YoY to 249,900 tonnes, supported by continuous operations and enhanced productivity of Ostapal and Kalarangiatta mines.

o	Ferro Chrome production increased 10%YoY to 75,301 tonnes, through improved operational efficiency and productivity of Charge Chrome plant.

Copper — India:

Particulars (In ‘000 tonnes, or as stated)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Copper Cathodes	34	35	(3%)	33	4%	125	101	24%

◾	4QFY22:

o

Tuticorin Smelting operations remain halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB), through an order dated 9th April 2018, rejected the Consent to Operate (CTO) for the Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, the Government of Tamil Nadu issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court and next hearing is yet to be notified.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 6

Production Release for the 4th Quarter and Full Year ended 31st March 2022

o	Silvassa refinery and Wire Rod plant continue to operate, which enables us to cater to the domestic market. Silvassa refinery production was up by 4%QoQ to 34,000 tonnes.

◾	FY22:

o	Silvassa refinery production increased 24%YoY to 125,000 tonnes; mainly on account of resumption of domestic copper demand with gradual easing of COVID-19 restrictions.

Power:

Particulars (In million units)	4Q			3Q		Full Year
	FY22	FY21	% Change	FY22	% Change	FY22	FY21	% Change
Total Power Sales	2,802	3,352	(16%)	3,448	(19%)	11,871	11,261	5%
TSPL	2,485	2,349	6%	2,355	6%	8,258	6,479	28%
Jharsuguda 600 MW	—	558	—	755	—	2,060	2,835	(27%)
BALCO 300 MW	251	380	(34%)	279	(10%)	1,139	1,596	(29%)
HZL Wind Power	66	65	2%	59	12%	414	351	18%
TSPL Availability	93%	84%	—	92%	—	76%	81%	—
TSPL PLF	62%	59%	—	58%	—	51%	40%	—

◾	4QFY22:

o	Overall power sales declined 19%QoQ and 16%YoY to 2,802 million units.

o

At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant. TSPL power sales was 2485 million units with 93% plant availability factor in 4QFY22.

o	There were no power sales at Jharsuguda 600 MW IPP. BALCO power sales were lower by 10%QoQ and 34%YoY.

o	Wind power generation improved 12%QoQ and 2%YoY to 66 million units; largely due to better wind velocity.

◾	FY22:

o	Overall power sales increased 5%YoY to 11,871 million units driven by TSPL.

o

TSPL Plant availability was on lower side at 76% (FY22) as against 81% (FY21). This was primarily due to unprecedented technical issues encountered in units. However, this time was utilized in the capital overhauling of 2 units resulting in improved availability in 2HFY22.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 6

Production Release for the 4th Quarter and Full Year ended 31st March 2022

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President – Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head – Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 6